UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. *)

Lanvin Group Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.000001 per share
(Title of Class of Securities)

G5380J100
(CUSIP Number)

SZE Mei Ming
Room 808, ICBC Tower,
3 Garden Road, Central
Hong Kong
(852) 2509 3228
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun International Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 85,054,571(1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 85,054,571(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,054,571(1) (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.94%(2) (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 78,982,980 ordinary shares, par value $0.000001 per share (“Ordinary Shares”) held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly-owned by Fosun International Limited (HKSE Stock Code: 0656). Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority-owned by Fosun International Limited (HKSE Stock Code: 0656) indirectly through a number of intermediate subsidiaries.

(2) Based on 130,971,070 Ordinary Shares outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed on December 20, 2022.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun Fashion Holdings (Cayman) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Onl'y
4.	Source of Funds (See Instructions) WC, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 78,982,980 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,982,980 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,982,980 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.31%(1) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 130,971,070 Ordinary Shares outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed on December 20, 2022.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yujing Fashion (BVI) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 6,071,591(1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.64%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority-owned by Fosun International Limited (HKSE Stock Code: 0656) indirectly through a number of intermediate subsidiaries.

(2) Based on 130,971,070 Ordinary Shares outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed on December 20, 2022.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Shanghai Yuyuan Tourist Mart (Group) Co., Ltd I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 6,071,591(1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.64%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority-owned by Fosun International Limited (HKSE Stock Code: 0656) indirectly through a number of intermediate subsidiaries.

(2) Based on 130,971,070 Ordinary Shares outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed on December 20, 2022.

CUSIP No. G5380J100
1.	Name of Reporting Persons: Yu Jing Industrial Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 6,071,591(1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.64%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority-owned by Fosun International Limited (HKSE Stock Code: 0656) indirectly through a number of intermediate subsidiaries.

(2) Based on 130,971,070 Ordinary Shares outstanding as of December 14, 2022, as disclosed in the Issuer’s shell company report on Form 20-F, filed on December 20, 2022.

EXPLANATORY NOTE

This statement on Schedule 13D (this “Schedule 13D”) of Fosun International Limited (“Fosun International”), Fosun Fashion Holdings (Cayman) Limited (“FFH”), Yujing Fashion (BVI) Limited (“Yujing Fashion”), Yu Jing Industrial Limited (“Yu Jing”) and Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (“Yuyuan”) relates to ordinary shares, par value $0.000001 per share (the “Ordinary Shares”) of Lanvin Group Holdings Limited (the “Issuer”). Fosun International, FFH, Yujing Fashion, Yu Jing and Yuyuan are hereinafter collectively referred to as the “Reporting Persons” and each a “Reporting Person.” The Reporting Persons were initially eligible pursuant to Section 13(d)(6)(B) of and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a statement on Schedule 13G as a beneficial owner of more than 5% of the Ordinary Shares before the consummation of the Business Combination (as defined below). The Reporting Persons are filing this Schedule 13D in lieu of a statement on Schedule 13G because, as a result of the purchase by FFH of Ordinary Shares in a concurrent private placement, the Reporting Persons acquired beneficial ownership of more than 2% of the Ordinary Shares during the preceding 12 months.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.

Item 2. Identity and Background

(a)       Name of Reporting Persons:

This Schedule 13D is filed by (i) Fosun International, a company incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”), (ii) FFH, an exempted company incorporated with limited liability under the laws of the Cayman Islands, (iii) Yujing Fashion, an exempted company incorporated with limited liability under the laws of the British Virgin Islands, (iv) Yu Jing, a company incorporated under the laws of Hong Kong, and (v) Yuyuan, a company incorporated under the laws of the PRC.

Fosun International is a global innovation-driven consumer group which operates in four business segments, namely health, happiness, wealth and intelligent manufacturing. The shares of Fosun International are listed on the main board of The Stock Exchange of Hong Kong Limited (HKEX Stock Code: 0656). Fosun International is a subsidiary of Fosun Holdings Limited, which is a wholly-owned subsidiary of Fosun International Holdings Ltd. As of June 30, 2022, Fosun International Holdings Ltd. is beneficially held approximately 85.29% by Guo Guangchang and 14.71% by Wang Qunbin. Guo Guangchang controls Fosun International Holdings Ltd. and could therefore be deemed the beneficial owner of the Ordinary Shares held by Fosun International. FFH is a wholly-owned investment vehicle of Fosun International. Yujing Fashion is a wholly-owned investment vehicle of Yu Jing, which in turn is a wholly-owned investment vehicle of Yuyuan. Yuyuan is majority-owned by Fosun International indirectly through a number of intermediate subsidiaries. Yuyuan is the platform of Fosun International’s happiness segment, primarily engaging in consumer retail. The shares of Yuyuan are listed on the Shanghai Stock Exchange (SSE Stock Code: 600655).

The name, residence or business address, present principal occupation and country of citizenship of each director and executive officer of the Reporting Persons (the “Covered Persons”) are set forth below:

Fosun International

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
GUO Guangchang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chairman of Fosun International	Hong Kong, China
WANG Qunbin	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chairman of Fosun International	Hong Kong, China
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chief Executive Officer of Fosun International	China
XU Xiaoliang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chief Executive Officer of Fosun International	China
QIN Xuetang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Executive President of Fosun International	China
GONG Ping	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director, Executive President and Chief Financial Officer of Fosun International	China
HUANG Zhen	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Executive President of Fosun International	China
ZHUANG Yuemin	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Non-executive Director of Fosun International	China
YU Qingfei	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Non-executive Director of Fosun International	China
LI Shupei	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Non-executive Director of Fosun International	China
ZHANG Shengman	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China
ZHANG Huaqiao	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China
David T. ZHANG	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China
LEE Kai-Fu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Republic of China
TSANG King Suen Katherine	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China

FFH

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
CHENG Yun	3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China	Director	China

Yujing Fashion

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
WANG Zunxiang	Fuxing Rd East 2, Shanghai, 200010, China	Director	China

Yu Jing

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
HUANG Zhen	Fuxing Rd East 2, Shanghai, 200010, China	Director	China
WANG Jin	Fuxing Rd East 2, Shanghai, 200010, China	Director	China
ZOU Chao	Fuxing Rd East 2, Shanghai, 200010, China	Director	China

Yuyuan

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
HUANG Zhen	Fuxing Rd East 2, Shanghai, 200010, China	Chairman and President of Yuyuan	China
WANG Jiping	F12, Tower S2, No. 600 Zhongshan No.2 Road (E), Shanghai, China	Co-Chairman of Yuyuan	China
SHI Kun	Tower S2, No. 600 Zhongshan No.2 Road (E), Shanghai, China	Co-Chairman of Yuyuan	China
ZHU Lixin	Fuxing Rd East 2, Shanghai, 200010, China	Vice Chairman of Yuyuan	China
XU Xiaoliang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Yuyuan	China
GONG Ping	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Yuyuan	China
HAO Yuming	Tower S2, No. 600 Zhongshan No.2 Road (E), Shanghai, China	Director of Yuyuan	China
LI Zhiqiang	F13, No. 300 Middle Huaihai Road, Shanghai, China	Director of Yuyuan	China
WANG Hongxiang	Lane 1188, Zhuguang Road, Qingpu District, Shanghai, China	Independent Director of Yuyuan	China
XIE Youping	Lane 18, Yuqiu Road, Pudong District, Shanghai, China	Independent Director of Yuyuan	China
NI Jing	Lane 88, East Jin An Road, Pudong District, Shanghai, China	Independent Director of Yuyuan	China
WANG Zhe	No. 5 Jiyuwan, Lane 1888, Husong Road, Yangpu District, Shanghai, China	Independent Director of Yuyuan	China
ZHOU Wenyi	Fuxing Rd East 2, Shanghai, 200010, China	Chairman of the Supervisory Committee of Yuyuan	China
SHEN Jian	Fuxing Rd East 2, Shanghai, 200010, China	Supervisor of Yuyuan	China
YU Lin	Fuxing Rd East 2, Shanghai, 200010, China	Employee Supervisor of Yuyuan	China
NI Qiang	Fuxing Rd East 2, Shanghai, 200010, China	Executive Director of Yuyuan	China
HU Tingzhou	Fuxing Rd East 2, Shanghai, 200010, China	Executive Director of Yuyuan	China
TANG Jining	F12, Tower S2, No. 600 Zhongshan No.2 Road (E), Shanghai, China	Executive Director of Yuyuan	China
ZOU Chao	Fuxing Rd East 2, Shanghai, 200010, China	Executive Director and Chief Financial Officer of Yuyuan	China
ZHOU Bo	Fuxing Rd East 2, Shanghai, 200010, China	Executive Director of Yuyuan	China
JIANG Wei	Fuxing Rd East 2, Shanghai, 200010, China	Assistant to Chairman (Vice President) and Board Secretary of Yuyuan	China
WANG Jin	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
ZHANG Jian	No. 3641, Dongfang Road, Pudong Shanghai, China	Vice President of Yuyuan	China
HU Junjie	Fuxing Rd East 2, Shanghai, 200010, China	Vice President of Yuyuan	China
WU Yifei	F6, No.100 South Zhongshan Road, Shanghai, China	Vice President of Yuyuan	China
ZHU Weihong	No. 3641, Dongfang Road, Pudong Shanghai, China	Vice President of Yuyuan	China

(b)       The principal business address of Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal business address of FFH is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China. The principal business address of Yujing Fashion, Yu Jing and Yuyuan is Fuxing Rd East 2, Shanghai, 200010, China.

(c)       The principal business address of each of the Reporting Persons is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted are set forth in Item 2(a) above.

(d)       During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The place of organization of each of the Reporting Persons and the citizenship of the Covered Persons is set forth in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the consummation of the Business Combination (as defined and further described below), which closed on December 14, 2022 (the “Closing Date”), (A) FFH directly owned (i) 221,612,857 ordinary shares of Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company incorporated with limited liability (“FFG”) and (ii) 25,607,850 series B preferred shares of FFG, which were automatically canceled in exchange for an aggregate of 66,567,119 Ordinary Shares using the quotient obtained by dividing the price per FFG’s share (i.e. US$2.6926188) by US$10.00 (the “Exchange Ratio”) for no additional consideration in connection with the Business Combination; and (B) Yujing Fashion directly owned 22,549,019 ordinary shares of FFG, which were automatically canceled in exchange for an aggregate of 6,071,591 Ordinary Shares using the Exchange Ratio for no additional consideration in connection with the Business Combination.

Concurrently with the execution of the Business Combination Agreement (as defined and further described below), the Issuer, PCAC (as defined below) and FFH entered into a subscription agreement (as restated and amended from time to time (including the amended and restated subscription agreement entered into on October 28, 2022), the “PIPE Subscription Agreement”), pursuant to which FFH committed to subscribe for and purchase on a private placement basis, in the aggregate, 3,800,000 Ordinary Shares for $10 per share for an aggregate purchase price equal to $38 million. Subsequently, on October 28, 2022, the Issuer, PCAC, FFH, FFG and Fosun International entered into an amended and restated subscription agreement, pursuant to which the number of Ordinary Shares to be purchased by FFH was increased to 13,327,225, upsizing FFH’s investment to approximately $133 million (the “PIPE Investment”). $8 million of the PIPE Investment was paid by Fosun International through FFG using cash on hand, and the remainder of the PIPE Investment was effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by FFG from Fosun International for working capital purposes. Immediately following such purchase, FFH disposed of 911,364 of such Ordinary Shares in a privately negotiated transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

On the Closing Date, the Issuer consummated the previously announced business combination pursuant to the business combination agreement, dated as of March 23, 2022, and as amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022 (the “Business Combination Agreement”), by and among (i) the Issuer, (ii) Primavera Capital Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“PCAC”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of the Issuer (“Merger Sub 1”), (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of the Issuer (“Merger Sub 2”), and (v) FFG. Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of the Issuer (the “Initial Merger”), (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of the Issuer (the “Second Merger”), and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger (collectively with the Initial Merger, the Second Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The above summary is qualified by reference to the Issuer’s shell company report on Form 20-F (as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2022 (File No. 001-41569) and the full text of the Business Combination Agreement, copies of which are filed as Exhibits 2.1 to 2.5 to the Issuer’s Registration Statement on Form F-4 (as amended, initially filed with the SEC on July 11, 2022 (File No. 333-266095)) (the “Form F-4”) and the PIPE Subscription Agreement, a form of which is filed as Exhibit 10.1 to the Form F-4. The Business Combination Agreement and the form of the PIPE Subscription Agreement are incorporated herein by reference.

Item 4. Purpose of Transaction

To the extent required by Item 4, the information contained in Items 3 above and 6 below is incorporated herein by reference.

FFH purchased the 13,327,225 Ordinary Shares (or 12,415,861 Ordinary Shares after giving effect to the disposal immediately following such purchase) in the concurrent private placement in connection with the Business Combination for investment purposes and intends to review its investment in the Issuer on a continuing basis.

Each of the Reporting Persons may, from time to time, subject to restrictions on transfer in the Lock-up Agreement (as defined and further described below) and in the Investor Rights Agreement (each as defined in Item 6), take such actions regarding its respective investment as it deems appropriate. These actions may include: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of the Ordinary Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Ordinary Shares, conditions in the securities market and general economic and industry conditions. Other than as described in this Item 4, the Reporting Persons do not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its respective position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. FFH directly beneficially owns 78,982,980, or 60.31%, of the Ordinary Shares. Yujing Fashion directly beneficially owns 6,071,591, or 4.64%, of the Ordinary Shares. Yu Jing as the sole shareholder of Yujing Fashion, and Yuyuan as the sole shareholder of Yu Jing, may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 6,071,591 Ordinary Shares owned directly by Yujing Fashion. Fosun International as the sole shareholder of FFH and the indirect majority shareholder of Yujing Fashion may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 78,982,980 and 6,071,591 Ordinary Shares owned directly by FFH and Yujing Fashion, respectively.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Ordinary Shares.

(c)       Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

PIPE Subscription Agreement

Pursuant to the PIPE Subscription Agreement, among other things, the Issuer agreed to use reasonable best efforts to file a registration statement registering the Ordinary Shares purchased by FFH thereunder within 30 days after the Closing Date.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, PCAC, the sponsor of PCAC, FFG and certain FFG shareholders (including FFH and Yujing Fashion) entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, within 30 days after the Closing Date, the Ordinary Shares issued to FFH and Yujing Fashion in exchange for FFG’s shares from time to time; and (ii) FFH and Yujing Fashion are granted certain registration rights with respect to such Ordinary Shares, in each case, on the terms and subject to the conditions set forth in the Investor Rights Agreement.

Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, certain FFG shareholders (including FFH and Yujing Fashion) and certain other parties entered into a lock-up agreement (the "Lock-up Agreement"), pursuant to which, FFH, Yujing Fashion and their respective permitted transferees agreed not to sell, transfer or otherwise dispose of any of Ordinary Shares held by them immediately following the closing of the Business Combination (other than the Ordinary Shares acquired pursuant to the PIPE Subscription Agreement or in the public market) from the Closing Date until the earliest of (x) the date that is 12 months after the Closing Date; (y) the date on which the Issuer completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property and (z) if the last reported sale price of Ordinary Shares equals or exceeds $12 per share (as adjusted for share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

The foregoing descriptions of the PIPE Subscription Agreement, the Investor Rights Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the PIPE Subscription Agreement, a form of which is filed as Exhibit 10.1 to the Form F-4, and the Investor Rights Agreement and the Lock-up Agreement, copies of which are filed as Exhibits 10.5 and 10.4 to the Form F-4, respectively. The form of the PIPE Subscription Agreement, the Investor Rights Agreement and the Lock-up Agreement are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated December 23, 2022, by and among the Reporting Persons.
99.2	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.3	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.4	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.5	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.6	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.7	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.8	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.9	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2022

Fosun International Limited

By:	/s/ SZE Mei Ming
Name:	SZE Mei Ming
Title:	Company Secretary

Fosun Fashion Holdings (Cayman) Limited

By:	/s/ CHENG Yun
Name:	CHENG Yun
Title:	Director

Yujing Fashion (BVI) Limited

By:	/s/ WANG Zunxiang
Name:	WANG Zunxiang
Title:	Director

Yu Jing Industrial Limited

By:	/s/ HUANG Zhen
Name:	HUANG Zhen
Title:	Director

Shanghai Yuyuan Tourist Mart (Group) Co., Ltd

By:	/s/ HUANG Zhen
Name:	HUANG Zhen
Title:	Director